UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 24, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Offshore Systems International Ltd.
Consolidated Financial Statements
(Prepared in accordance with United States Generally
    Accepted Accounting Principles)
November 30, 2005 and 2004
(expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Shareholders of
Offshore Systems International Ltd.
We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2005 and 2004 and the consolidated statements of earnings (loss), stockholders’ equity and accumulated deficit and cash flows for each of the years in the two-year period ended November 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Offshore Systems International Ltd. as at November 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2005 in conformity with United States generally accepted accounting principles.

Vancouver, Canada,	Ernst & Young LLP
February 17, 2006.	Chartered Accountants

Offshore Systems International Ltd.	U.S. GAAP
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets
As at November 30, 2005 and 2004
(expressed in Canadian dollars)

	2005	2004
Assets (note 11 )

Current assets
Cash and cash equivalents	$9,599,801	$251,037
Restricted cash (note 4)	221,264	—
Accounts receivable (note 6)	11,002,470	9,140,478
Inventory (note 7)	1,094,634	649,427
Prepaid expenses and deposits	624,629	142,752
Deferred income taxes (note 16)	—	780,331

	22,542,798	10,964,025

Plant and equipment (note 8)	1,015,057	938,102
Intangible and other assets (note 9)	732,912	408,611
Goodwill (note 5)	481,014	—

	$24,771,781	$12,310,738

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 10)	$3,919,534	$2,596,362
Income taxes payable	284,833	—
Unearned revenue	530,321	79,865

	4,734,688	2,676,227

Deferred income taxes (note 16)	230,806	—

	4,965,494	2,676,227

Commitments and contingencies (note 14)

Capital stock

Authorized (note 12(a))

Issued and outstanding
30,262 Class A preference shares – Series A (2004 – 30,262) (note 12(c))	30,262	30,262
nil Class B preference shares – Series 1 (2004 – 57,711) (note 12(d)(i))	—	2,163,621
341,240 Class B preference shares – Series 2 (2004 – nil) (note 12(d)(ii))	11,412,208	—
30,367,309 common shares (2004 - 27,488,074) (note 12(b))	22,832,892	20,047,731

	34,275,362	22,241,614
Warrants (note 12 (e))	5,207,234	661,575

Additional paid in capital	4,743,012	928,169

Accumulated deficit	(24,446,827)	(14,196,847)

Accumulated other comprehensive income	27,506	—

	19,806,287	9,634,511

	$24,771,781	$12,310,738

Approved by the Board of Directors

“Raymond Johnston” signed	Director	“Helmut Lobmeier” signed	Director
See accompanying notes to the consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statement of Earnings (Loss)
For the years ended November 30, 2005 and 2004
(expressed in Canadian dollars)

	2005	2004
Revenue
Systems and system components	$5,665,590	$4,328,740
Software	3,898,423	5,576,540
Geomatics	3,535,907	2,979,728
Other	327,520	566,295

	13,427,440	13,451,303

Cost of sales	6,932,421	5,669,324

Gross profit	6,495,019	7,781,979

Expenses
General and administrative	4,763,190	3,330,119
Research and development	2,023,180	2,104,806
Sales and marketing	2,864,282	3,160,359
Depreciation and amortization	300,286	231,033
Interest expense	28,537	2,045
Interest income	(187,751)	(27,707)
Foreign exchange loss	122,310	38,338
Technology Partnerships Canada royalty (note 13)	298,289	124,425
Technology Partnerships Canada contribution (note 13)	(1,337,770)	(1,471,414)

	8,874,553	7,492,004

Net earnings (loss) before income taxes	(2,379,534)	289,975

Income tax expense (recovery) (note 16)
Deferred income tax expense (recovery)	858,407	(479,446)
Current income tax expense (recovery)	173,253	521,404

	1,031,660	41,958

Net earnings (loss)	$(3,411,194)	$248,017

Net earnings (loss) attributable to common shareholders	$(10,249,981)	$(58,873)

Earnings (loss) per share (note 12(g))
Basic	$(0.37)	$0.00
Diluted	$(0.37)	$(0.01)

Weighted average number of common shares outstanding (note 12(g))
Basic	27,989,832	27,147,246
Diluted	27,989,832	29,856,412

Dividends declared per share
Class B preference shares – Series 1	$2.76	$4.50
Class B preference shares – Series 2	$4.02	$0.00
See accompanying notes to the consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit
For the year ended November 30, 2005 and 2004
(expressed in Canadian dollars)

	Class A preference		Class B preference						Additional		Accumulated other	Total
	shares		shares		Common Shares		Warrants		paid in	Accumulated	comprehensive	stockholders’
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	deficit	income	equity
Balance — November 30, 2003	30,262	$30,262	61,244	$2,169,127	26,807,475	$19,516,304	1,393,301	$661,575	$903,803	$(14,046,108)	$—	$9,234,963
Issue of common shares
Class B preference shares converted	—	—	(3,533)	(119,148)	160,752	119,148	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	519,847	412,279	—	—	(13,800)	—	—	398,479
Share issuance costs	—	—	—	(20,115)	—	—	—	—	—	—	—	(20,115)
Accretion of discount on Class B preference shares Series 1	—	—	—	133,757	—	—	—	—	—	(133,757)	—	—
Dividends on Class B preference shares	—	—	—	—	—	—	—	—	—	(264,999)	—	(264,999)
Stock-based compensation	—	—	—	—	—	—	—	—	38,166	—	—	38,166
Net earnings for the year	—	—	—	—	—	—	—	—	—	248,017	—	248,017

Balance — November 30, 2004	30,262	$30,262	57,711	$2,163,621	27,488,074	$20,047,731	1,393,301	$661,575	$928,169	$(14,196,847)	$—	$9,634,511
Accretion of discount on Class B preference shares Series 1	—	—	—	424,111	—	—	—	—	—	(424,111)	—	—
Repurchase of Class B preference shares Series 1	—	—	(57,711)	(2,587,732)	—	—	—	—	(668,785)	370,967	—	(2,885,550)
Issue of Class B preference shares Series 2 and warrants, net of issue costs	—	—	390,000	12,503,857	—	—	12,395,064	4,545,659	—	—	—	17,049,516
Beneficial conversion feature on Class B preference shares Series 2	—	—	—	(4,796,649)	—	—	—	—	4,796,649	—	—	—
Accretion of beneficial conversion feature on Class B preference shares Series 2	—	—	—	4,796,649	—	—	—	—	—	(4,796,649)	—	—
Accretion of discount on Class B preference shares Series 2	—	—	—	524,283	—	—	—	—	—	(524,283)	—	—
Exercise of stock options	—	—	—	—	11,000	8,380	—	—	—	—	—	8,380
Class B preference Series 2 converted	—	—	(48,760)	(1,615,932)	2,868,235	2,776,781	—	—	(599,704)	(561,145)	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	286,683	—	—	286,683
Dividends on Class B preference shares series 1	—	—	—	—	—	—	—	—	—	(62,785)	—	(62,785)
Dividends on Class B preference shares series 2	—	—	—	—	—	—	—	—	—	(840,780)	—	(840,780)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	27,506	27,506
Net loss for the year	—	—	—	—			—	—	—	(3,411,194)	—	(3,411,194)

Balance – November 30, 2005	30,262	$30,262	341,240	$11,412,208	30,367,309	$22,832,892	13,788,365	$5,207,234	$4,743,012	$(24,446,827)	$27,506	$19,806,287

See accompanying notes to the consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Consolidated Statements of Cash Flows
For the years ended November 30, 2005 and 2004
(expressed in Canadian dollars)

	2005	2004
Cash flows used in operating activities
Earnings (loss) for the year	$(3,411,194)	$248,017
Items not affecting cash Depreciation and amortization	493,179	362,564
Loss on disposal of equipment	4,203
Stock-based compensation	286,683	38,166
Deferred income taxes	846,495	42,192

	(1,780,634)	690,939

Changes in non-cash working capital items
Accounts receivable	(1,293,518)	(4,518,642)
Inventory	(445,207)	16,076
Prepaid expenses and deposits	(481,877)	287,667
Accounts payable and accrued liabilities	1,271,525	383,735
Income taxes payable	158,293	—
Unearned revenue	423,581	33,958
Rent payable	—	(133,942)
Long term royalties	—	(187,384)

	(367,203)	(4,118,532)

	(2,147,837)	(3,427,593)

Cash flows used in investing activities
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired (note 5)	(1,236,624)	—
Increase in restricted cash	(221,264)	—
Additions to plant and equipment	(250,870)	(143,515)
Additions to intangibles and other assets	(68,717)	(215,341)

	(1,777,475)	(358,856)

Cash flows from financing activities
Issue of common shares	8,380	398,479
Issue of Class B preference shares — Series 2 and warrants	19,500,195	—
Class B preference share issue costs	(2,450,679)	(20,115)
Class B preference shares dividends declared and paid	(903,566)	(178,433)
Share repurchases — Class B preference shares — Series 1	(2,885,550)	—

	13,268,780	199,931

Exchange impact on acquired cash balances	5,296	—

Increase (decrease) in cash and cash equivalents	9,348,764	(3,586,518)

Cash and cash equivalents – beginning of year	251,037	3,837,555

Cash and cash equivalents – end of year	$9,599,801	$251,037

Refer to note 19 for supplemental cash flow information
See accompanying notes to the consolidated financial statements

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
1	Nature of operations

Offshore Systems International Ltd. (OSI) designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. Our principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. Collectively, OSI and its subsidiaries are referred to as the Company. OSI conducts its operations through three business units. The Company’s Navigation Systems business unit develops and produces geographic information display systems and software. The Company’s Applications business unit develops situational awareness products for command and control systems. The Company’s Mapcon business unit (formally the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

2	Accounting changes
a) Changes in accounting policies relating to the adoption of U.S. GAAP
Effective December 1, 2004, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. The Company continues to report all amounts in Canadian dollars. All accounting policies are the same as described in note 2 to the Company’s audited financial statements for the year ended November 30, 2004, which were prepared in accordance with Canadian GAAP filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Stock-based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to the stock option plans described in note 12(e). As allowed by Statement of Financial Accounting Standard 123 Accounting for Share-Based Payments, (“SFAS 123”) as amended by Statement of Financial Accounting Standard 148, the Company follows the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) and presents pro forma information required by SFAS 123. APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the Company follows the requirements of SFAS 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Beneficial conversion feature and accretion of discount on preference shares issued with attached warrants

For U.S. GAAP purposes, during the fiscal year 2005, the Company recorded beneficial conversion features of $4,796,649 on the issuance of Class B preference shares Series 2 (2003 – $688,785 on the issuance of Class B preference shares Series 1), as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $524,283 for the Series 2 and $424,111 for the Series 1 to accumulated deficit for the year ended November 30, 2005.

Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
Derivative financial instruments

Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value; however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP, in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP, it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.
b) Recent pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123R”) a revision to SFAS 123. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption, December 1, 2005, of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The adoption of SFAS 123R will not have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 will not have a material impact on the Company’s consolidated financial statements.
3	Summary of significant accounting policies
a)	Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.
b)	Foreign currency translation
The operations of the Company’s U.S. based subsidiary are considered integrated (financially and operationally dependent on OSIL) and are translated to Canadian dollars using current rates of exchange for monetary assets and liabilities. Historical rates of exchange are used for non-monetary assets and liabilities and average rates for the period are used for revenues and expenses except for amortization, which is translated at exchange rates used in the translation of the related asset accounts. Gains or losses resulting from these translation adjustments are included in income.

Transactions completed in foreign currencies are recorded in Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated financial statements in equivalent Canadian dollars at the rate of exchange prevailing at the balance sheet date.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
The Company purchases foreign exchange forward contracts to hedge sales to customers denominated in U.S. dollars, Australian dollars and Euros and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar, Australian dollar, and Euro denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The Company does not utilize derivative financial instruments for trading or speculative purposes.

c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

e)	Accounts receivable

The Company maintains an allowance for doubtful accounts against its accounts receivable for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

f)	Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

g)	Plant and equipment

Plant and equipment are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Equipment	Declining balance	20 — 25
Vehicles	Declining balance	30
Furniture and fixtures	Declining balance	20
Leasehold improvements	Straight line	50
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
h)	Intangible and other assets

Intangible and other assets are recorded at cost. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Computer software	Declining balance	33
Licenses and patents	Declining balance	10
Customer relationships	Straight line	10 — 25
Customer contract	Straight line	75
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

i)	Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, deferred income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against deferred tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

j)	Revenue recognition

Revenue from certain projects in the Navigation Systems and Applications segments is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Revenue from certain projects in the Mapcon segment is recognized using the proportional performance method of accounting, whereby revenue and profit in the period are based on the output completed to total units of work completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Certain other Systems and system components revenue, Software revenue for the Navigation Systems and Applications segments is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.

Revenue under bill-and-hold arrangements in the Navigation Systems segment, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Revenue from the sale of products by Mapcon is recorded at the time of delivery. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
Revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Revenue from each unit is recognized in accordance with the applicable policies as described above.

Maintenance and technical support revenues are recognized ratably based on the terms of the respective contract agreements, which is generally one to four years.

k)	Unbilled revenue

Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.

l)	Unearned revenue

Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue.

m)	Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

n)	Government assistance

Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognized as an expense in the period in which conditions arise that cause the government assistance to be repayable

o)	Stock-based compensation

The Company accounts for stock-based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation has been recognized for grants made under the stock option plan.

For stock options granted to non-employees, the Company follows the requirements of SFAS No. 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measurable. The value of the stock options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)

p)	Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

q)	Guarantees
The Company guarantees that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.

r)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the balance sheet with the changes in fair value being recorded in the statement of earnings each period. For the fiscal year 2005, all derivative financial instruments met the criteria for hedge accounting.

s)	Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events or circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Company compares the fair value of the acquired reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written down.

4 Restricted cash

Restricted cash consists of cash pledged with a bank as collateral for bid bonds. The restricted cash is held in an interest-bearing bank account.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
5 Acquisition
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1,347,382 (US$1,113,907). The acquisition was effective April 1, 2005. Mapcon Mapping is a privately held land mapping company in the U.S. digital and electronic geomatics data production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next four months. The purchase price is subject to certain adjustments related to working capital and the achievement of a minimum level of sales bookings against a specific contract.

Assets
Current assets	$819,568
Equipment	208,791
Deferred tax assets – current	185,247
Intangible assets	350,784
Goodwill	484,966

Total assets acquired	2,049,356

Liabilities
Current liabilities not including deferred tax liabilities	198,166
Deferred tax liabilities – current	271,168
Deferred tax liabilities – long term	73,184

Total liabilities assumed	$542,518

Net assets acquired (cash consideration)	$1,347,382
Direct acquisition costs incurred by the Company	159,456

Total acquisition costs	1,506,838

Less fair value of net identifiable assets acquired	1,021,872

Goodwill	$484,966

Cash of acquired operations	$270,214

The fair values of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to Mapcon Mapping resulting in foreign currency revaluation at each reporting date.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount
Customer contract	16 months	$157,248
Customer relationships	4 to 10 years	193,536

Total intangible assets		$350,784

         The pro forma Offshore Systems International Ltd. consolidated operating results assuming the acquisition of Mapcon Mapping had occurred as of December 1, 2003, are as follows:

	November 30
	2005	2004
Revenue	$13,988,950	$14,548,698
Earnings (loss)	$(3,007,839)	$397,632
Earnings (loss) per share – basic	$(0.35)	$0.00
Earnings (loss) per share – diluted	$(0.35)	$0.00
6 Accounts receivable

	2005	2004

Trade	$7,265,224	$4,679,207
Unbilled revenue	2,993,588	4,116,828
Technology Partnerships Canada contribution (note 13)	729,909	257,266
Other	56,072	111,234
Allowance for doubtful accounts	(42,323)	(24,057)

	$11,002,470	$9,140,478

         As at November 30, 2005, government contract receivables were $5,978,619 (2004 — $4,435,616) and unbilled government contract receivables were $2,259,275 (2004 — $3,601,202).
7 Inventory

	2005	2004

Materials and components	$1,094,634	$638,127
Finished goods	—	11,300

	$1,094,634	$649,427

8 Plant and equipment

	2005
		Accumulated
	Cost	Amortization	Net Amount

Equipment	$4,174,286	$3,235,158	$939,128
Vehicle	10,771	1,040	9,531
Furniture and fixtures	139,946	106,993	32,953
Leasehold improvements	234,175	200,730	33,445

	$4,559,178	$3,543,920	$1,015,057

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)

	2004
		Accumulated
	Cost	Amortization	Net Amount

Equipment	$3,905,871	$3,034,306	$871,565
Furniture and fixtures	136,204	99,320	36,884
Leasehold improvements	222,737	193,084	29,653

	$4,264,812	$3,326,710	$938,102

9 Intangible and other assets

	November 30, 2005
		Accumulated
	Cost	Amortization	Net Amount

Computer software	$1,191,543	$721,273	$470,270
Customer contract	154,395	78,406	75,989
Customer relationships	189,598	19,335	170,263
Licenses and patents	57,267	40,877	16,390

	$1,592,803	$859,891	$732,912

	November 30, 2004
		Accumulated
	Cost	Amortization	Net Amount

Computer software	$936,591	$546,190	$390,401
Licenses and patents	57,267	39,057	18,210

	$993,858	$585,247	$408,611

        The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Year ending November 30
2006	$261,308
2007	133,942
2008	99,483
2009	65,771
2010	44,954
2011 and after	127,455

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
10 Accounts payable and accrued liabilities

	2005	2004
Trade	$2,210,994	$1,343,129
Accrued employee compensation	635,638	444,365
Accrued employee benefits and payroll deductions	398,319	128,224
Accrued royalties (note 13)	297,421	311,851
Other accrued liabilities	377,162	282,227
Class B preference shares dividends declared and unpaid	—	86,566

	$3,919,534	$2,596,362

11 Credit facilities
         In March 2005, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2005 was 4.75% (2004 – 4.25%). The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of November 30, 2005, letters of credit, relating principally to customer contracts, amounting to Australian $283,886 (2004 – $283,886) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.
         The maximum amount(s) available to the Company under the operating line is $2,000,000 and under the foreign exchange forward contract facility are US$2,000,000 (2004 -US$2,000,000) and Australian $nil (2004 — Australian $3,678,061). The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2005, the Company had not drawn on its foreign exchange contract facility.
12 Capital Stock
        a) Authorized

100,000,000 Class A preference shares with no par value, issuable in series, of which:
10,000,000 shares are designated Series A voting non-cumulative, retractable, convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series, of which:
10,000,000 shares are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and
10,000,000 are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series
Unlimited common shares without par value

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
     b) Issued and outstanding common shares

	2005		2004
	Number of		Number of
	Common		Common
	shares	Amount	shares	Amount
Balance – beginning of year	27,488,074	$20,047,731	26,807,475	$19,530,104
Issued during the year:
Exercise of stock options	11,000	8,380	519,847	398,479
Class B preference shares Series 2 converted	2,868,235	2,776,781	160,752	119,148

Balance – end of year	30,367,309	$22,832,892	27,488,074	$20,047,731

     c) Class A preference shares
         The Company has 30,262 (November 30, 2004 – 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
     d) Class B preference shares

	2005		2004
	Number of		Number of
	Class B		Class B
	preference		preference
	shares	Amount	shares	Amount
Series 1
Balance – beginning of year	57,711	$2,163,621	61,244	$2,065,420
Issued/redeemed during the year:
Share issue costs	—	—	—	(20,115)
Class B preference shares converted	—	—	(3,533)	(119,148)
Accretion of discount – Series 1	—	424,111	—	237,464
Repurchased	(57,711)	(2,587,732)	—	—

	—	$—	57,711	$2,163,621

Series 2
Balance – beginning of year	—	—	—	—
Issued/redeemed during the year:
Issued	390,000	$14,954,731	—	$—
Share issue costs	—	(2,450,874)	—	—
Accretion of discount – Series 2	—	524,283	—	—
Converted to common	48,760	(1,615,932)	—	—

	341,240	$11,412,208	—	$—

Balance Class B – end of year	341,240	$11,412,208	57,711	$2,163,621

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
(i) Series 1
The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The Company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320.
The gross proceeds of $3,004,200 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $2,342,625 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $661,575 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. During the fiscal year 2003, the Company has recorded a beneficial conversion feature of $668,785 in dividends calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants.
On April 11, 2005, 57,711 Class B Series 1 preference shares were repurchased by the Company at their par value of $50 per share for aggregate cash consideration of $2,885,550. The unamortized discount in the amount of $390,672 as of the repurchase date was amortized and accreted to the Class B series 1 preference shares and the beneficial conversion feature of $668,785 was deducted from additional paid in capital. The repurchase resulted in a decrease of $370,967 to deficit. As a result of the repurchase of all remaining preference B Series 1 shares, the remaining un-accreted balance of the discount has been accreted to accumulated deficit in the amount of $424,111 for fiscal 2005 (2004 — $133,757). During fiscal 2004, 3,533 Class B Series 1 preference shares were converted into common shares.
(ii) Series 2
On April 11, 2005, the Company completed a private placement consisting of 19,500 units for total gross proceeds of $19,500,195. The issue price was $1,000.01 per unit. Each unit consist of 20 voting Class B preference shares Series 2 (“preference shares”) and 588 share purchase warrants (“warrants”). The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share is convertible at the option of the holder at any time into 58.8235 of the Company’s common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of the Company’s common shares at the exercise price of $0.85 for a period of five years. Fees for advisory, investment banking and legal and other professional services in connection with this private placement were paid in the amount of $2,418,363 and 929,064 warrants were issued to an investment bank and related party (note 15) in connection with the private placement. The fair value of the finder’s fee warrants was estimated to be $0.47 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
The gross proceeds of $19,500,195 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $20,161,770 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $5,207,039 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.88%, (ii) expected volatility of 59%, (iii) an estimated life of five years and (iv) an expected dividend rate of 0%. The Company has recorded a beneficial conversion feature of $4,796,649 as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. The conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. The preference share discount that resulted from the allocation of the gross proceeds is accreted over the five-year life of the warrants. This resulted in an accretion of $524,283 to accumulated deficit for year ended November 30, 2005.
Each Series 2 preference share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the preference shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the preference shares, the closing trade price of the Company’s common shares exceeds $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than $40,000,000 at a price per common share greater than $1.70. The preference shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The preference shares are not subject to any right of redemption at the option of the holder.
During the fiscal year 2005, 48,760 Series 2 preference shares were converted into 2,868,235 common shares with an aggregate fair market value of $2,776,782. The Class B preference shares – Series 2 were reduced by, $1,615,932, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $599,704 from additional paid in capital. The conversion resulted in an increase of $561,145 to deficit.
e)  Warrants

		2005		2004
	Number of		Number of
	warrants	Amount	warrants	Amount

Balance – beginning of year	1,393,301	$661,575	1,393,301	$661,575
Issued/redeemed during the year:
Issued	12,395,064	4,545,659	—	—

Balance – end of year	13,788,365	$5,207,234	1,393,301	$661,575

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
f) Stock option plans
The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,364,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors and management vest over periods ranging from immediately to five years and options granted to employees vest one year after the date granted.
A summary of the status of the Company’s stock option plans at November 30 is as follows:

		2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
Outstanding — beginning of year	2,254,047	$1.11	2,890,046	$1.02
Granted	3,054,666	0.92	496,750	1.12
Exercised	(11,000)	0.76	(519,847)	0.42
Forfeited	(18,384)	0.93	(22,725)	0.74
Surrendered	(632,784)	1.02	—	0.00
Expired	(972,128)	1.14	(590,177)	1.06

Outstanding — end of year	3,674,417	$0.96	2,254,047	$1.11

Exercisable – end of year	3,378,417	$0.95	2,108,047	$1.10

A summary of the Company’s stock options outstanding and exercisable at November 30, 2005 is as follows:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	exercise
exercise prices	November 30,	life	price	November 30,	price
	$2005	(years)		$2005	$
0.75 – 1.12	3,101,416	4.19	0.92	2,951,416	0.92
1.13 – 1.41	573,001	1.26	1.14	427,001	1.15

0.75 – 1.41	3,674,417	3.73	0.96	3,378,417	0.95

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
A summary of the Company’s stock options outstanding and exercisable at November 30, 2004 is as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding at	contractual	exercise	exercisable at	exercise
exercise prices	November 30,	life	price	November 30,	price
	$2004	(years)		$2004	$
0.75 – 1.12	1,026,047	1.08	1.01	1,026,047	1.01
1.13 – 1.41	1,228,000	1.12	1.18	1,082,000	1.19

0.75 – 1.41	2,254,047	1.10	1.11	2,108,047	1.10

Stock-based compensation
For the year ended November 30, 2005, the Company incurred non-cash stock-based compensation expense of $286,683, related to 900,000 stock options granted to third parties ($38,166 and 45,000 stock options for the year ended November 30, 2004). The expense was included in general and administrative costs and was recorded in additional paid-in capital.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005		2004
Risk-free interest rate		2.87%		2.24%
Volatility		49%		58%
Estimated average option lives	3.2	years	3.0	years
Dividend yield		0.0%		0.0%
    Pro forma Disclosure
The Company applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the Company’s earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	2005	2004

Net earnings for the year – as reported	$(3,411,194)	$248,017
Stock-based employee compensation expense	(1,014,117)	(133,276)

Pro forma net earnings (loss) for the year	$(4,425,311)	$114,741

Pro forma net earnings (loss) attributable to common shareholders	$(11,264,098)	$(192,149)

Basic earnings (loss) per share – as reported	$(0.37)	$0.00

Diluted earnings (loss) per share – as reported	$(0.37)	$(0.01)

Pro forma basic and diluted earnings (loss) per share	$(0.40)	$(0.01)

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005		2004

Risk-free interest rate		3.0%		2.2%
Volatility		54%		58%
Estimated average option lives	4.2	years	3.0	years
Dividend yield		0.0%		0.0%
Shareholder rights plan
On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 12, 2004, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 22, 2004.
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.
The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the Company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
g) Earnings per share

Basic earnings (loss) per share	2005	2004
Net earnings (loss)	$(3,411,194)	$248,017

Less: Accretion of discount on Class B preference shares Series 1	(424,111)	(133,757)
Accretion of beneficial conversion feature on Class B preference shares Series 2	(4,796,649)	—
Accretion of discount on Class B preference shares Series 2	(524,283)	—
Class B preference share dividends Series 1	(62,785)	(173,133)
Class B preference share dividends Series 2	(840,780)	—

Excess of conversion consideration over carrying value of Class B preference shares series 2 and beneficial conversion feature	(561,146)	—

Add: Excess of carrying value of Class B preference shares series 1 and beneficial conversion feature over repurchase consideration paid	370,967	—

Loss available to common shareholders	$(10,249,981)	$(58,392)

Weighted average number of common shares outstanding	27,989,832	27,147,246

Basic earnings (loss) per share	$(0.37)	$(0.00)

Diluted earnings (loss) per share	2005	2004
Net earnings (loss)	$(3,411,194)	$248,017

Less: Accretion of discount on Class B preference shares Series 1	(424,111)	(565,078)
Accretion of beneficial conversion feature on Class B preference shares Series 2	(4,796,649)	—
Accretion of discount on Class B preference shares Series 2	(524,283)	—
Class B preference share dividends Series 1	(62,785)	—
Class B preference share dividends Series 2	(840,780)	—

Excess of conversion consideration over carrying value of Class B preference shares series 2 and beneficial conversion feature	(561,146)	—

Add: Excess of carrying value of Class B preference shares series 1 and beneficial conversion feature over repurchase consideration paid	370,967	—

Loss available to common shareholders	$(10,249,981)	$(317,061)

Weighted average number of common shares outstanding	27,989,832	27,230,561

Dilutive effect of Class A preference shares – Series A (*1)	—	—
Dilutive effect of Class B preference shares – Series 1	—	2,625,851
Dilutive effect of Class B preference shares – Series 2 (*2)	—	—
Dilutive effect of warrants (*1)	—	—
Dilutive effect of stock options (*1)	—	—

Adjusted weighted average number of common shares outstanding	27,989,832	29,856,412

Diluted loss per share	$(0.37)	$(0.01)

(*1)	The Class A preference shares – Series A, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2005 and 2004.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)

(*2)	The Class B preference shares – Series 2 were anti-dilutive for the purposes of calculating diluted earnings per share for the year ended November 30, 2005.
h) Normal course issuer bid
In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market. During the period January 16, 2003 to November 30, 2003 the Company purchased 455,000 of its common shares on the open market under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was $187,181 and was charged to the deficit. No common shares were purchased under the normal course issuer bid during the period December 1, 2003 to January 15, 2004.
13	Technology Partnerships Canada
On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. For the year ended November 30, 2005, the Company has claimed for $1,466,054 of assistance under the agreement (2004 — $1,471,414). Accounts receivable at November 30, 2005 includes $729,909 of amounts receivable from TPC in connection with these claims (2004 – $257,266).
In addition, the Company is required to pay a royalty of 1.4% on annual gross revenue in the Navigation Systems and Applications segment for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue in the Navigation Systems and Applications segment for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments in connection with this agreement have been recorded in the financial statements.
On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company has received the maximum allowed under the agreement. There are no amounts recorded in accounts receivable with respect to these claims (2004 – nil).
In addition, the Company is required to pay a royalty of 3% on annual gross revenue in the Navigation Systems and Applications segment for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1,241,154 to date (2004 – $929,303) and has accrued royalties of $297,421 at November 30, 2005 (November 30, 2004 — $311,851). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.
Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.
During the year ended November 30, 2005, the Company was subject to a three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $128,284 recognized in the current fiscal year as a reduction in TPC contributions. The royalty audit is currently in process. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
TPC royalties paid and accrued are as follows:

	2005	2004

Royalties paid	$311,851	$183,392

Accrued royalties – current	$297,421	$311,851

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.
14	Commitments and contingencies
The Company has entered into operating leases for its office premises in Canada and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

Years ending November 30
2006	$324,426
2007	232,431
2008	56,896
2009	52,498
2010	18,470

$684,723

For the fiscal year ended November 30, 2005, the Company paid basic rent of $256,705 (2004 - $256,705). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2005, the Company paid $120,365 (2004 - $90,229) for these costs.
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at November 30, 2005 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.
15	Related party transactions
On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing (note 12(d)(ii)). In consideration for his services, the Company paid him compensation of $815,908 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $145,940 for professional services provided during the year and to be provided to April 2006. For the year ended November 30, 2005, $116,447 was charged to expenses.
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two laws firm in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July, 2005) was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2005 totalled $199,196.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Consolidated Financial Statements
November 30, 2005 and 2004
(expressed in Canadian dollars)
16	Income taxes
The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S. and state taxes in Utah.
Earnings before income taxes consisted of the following:

	2005	2004

Canadian income (loss)	$(2,758,720)	$10,709
U.S. income	379,186	145,990

	$(2,379,534)	$156,699

Income tax expense consisted of the following:

	2005	2004

Canadian income tax expense	$861,413	$—
U.S. income tax expense	170,247	41,958

	$1,031,660	$41,958

The Company has non-capital losses for Canadian income tax purposes of approximately $5,084,445, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30	2005

2006	$2,345,461
2007	—
2008	—
2009	169,005
2010	—
2011	—
2012	—
2013	—
2014	475,348
2015	2,094,631

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
The Company also has investment tax credits for Canadian income tax purposes of approximately $1,088,090, which can be used to offset future income taxes otherwise payable and expire as follows:

2005

Year ending November 30
2006	$130,114
2007	—
2008	—
2009	—
2010	—
2011	146,453
2012	191,931
2013	199,522
2014	191,801
2015	228,269
The Company has capital losses for Canadian income tax purposes of approximately $354,466, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.
The Company has un-deducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $5,225,417, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.
The net deferred tax asset consists of the following:

	2005	2004

Deferred tax assets
Non-capital loss carry-forwards and net operating losses	$1,734,812	$1,191,426
Net capital loss carry-forwards	60,472	63,130
Scientific research and experimental development costs	1,782,912	1,701,004
Investment tax credits	837,487	680,793
Plant and equipment	982,312	895,457
Other	667,435	91,420

	6,065,430	4,623,230
Valuation allowance	(6,065,430)	(3,842,899)

Deferred tax asset	$—	$780,331

The net deferred tax liabilities consists of the following:

	2005	2004

Deferred tax liabilities
Change in tax accounting method	$97,093	$—
Intangible assets	91,502	—
Plant and equipment	50,211	—

Deferred tax liabilities	$238,806	$—

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
The Company increased its valuation allowance against deferred income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against deferred income tax assets for which the more likely than not criteria of future realization has not been met. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.
A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2005	2004

Expected statutory rate	35.00%	35.79%

Expected provision for income taxes	$(832,718)	$103,782
Change in tax rates applied in valuation allowance	151,049	1,199
Change in valuation allowance	2,222,531	84,827
Foreign tax differentials	(3,014)	(8,453)
Temporary differences related to share issues costs and other items arising during the year not included in accounting income	(767,981)	(189,402)
Part VI.1 Tax	101,693	—
Non-deductible expenses and other	160,100	50,005

Income tax expense	$1,031,660	$41,958

17	Segmented information
The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 3. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	2005
	Navigation
	Systems	Applications	Mapcon	Total
Revenue	$9,508,060	$369,347	$3,550,033	$13,427,440
Gross profit	4,923,550	357,290	1,214,179	6,495,019
Technology Partnerships Canada — net	(1,039,481)	—	—	(1,039,481)
Interest expense	25,882		2,655	28,537
Income tax expense	405,331	455,224	171,105	1,031,660
Net earnings (loss)	(1,068,596)	(1,200,131)	(1,142,467)	(3,411,194)
Plant and equipment expenditures	198,950	—	51,920	250,870
Intangibles and other asset expenditures	26,634	1,214	40,869	68,717
Depreciation and amortization	222,368	4,298	266,513	493,179

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP

	2004
	Navigation
	Systems	Applications	Mapcon	Total
Revenue	$10,232,671	$191,279	$3,027,353	$13,451,303
Gross profit	6,561,870	171,518	1,048,591	7,781,979
Technology Partnerships Canada — net	(1,184,932)	(162,057)	—	(1,346,989)
Interest expense	1,902	—	143	2,045
Income tax expense	22,760	—	19,198	41,958
Net earnings (loss)	1,239,069	(972,476)	(18,576)	248,017
Plant and equipment expenditures	106,954	16,140	20,421	143,515
Intangibles and other asset expenditures	30,516	3,995	180,830	215,341
Depreciation and amortization	233,128	2,778	126,658	362,564

Total Assets Employed	Navigation Systems	Applications	Mapcon	Total
As at November 30,
2005	$20,502,483	$102,669	$4,345,429	$24,950,581
2004	10,562,064	17,357	1,731,317	12,310,738
The Applications business unit began operations effective fiscal year 2004.
Segment revenues by category for the year ended November 30, 2005 are as follows:

	Navigation
	Systems	Applications	Mapcon	Total

Systems and system components	5,665,590	—	$—	$5,665,590
Software	3,529,076	369,347	—	3,898,423
Geomatics	—	—	3,535,907	3,535,907
Other	313,394	—	14,126	327,520

Total	$9,508,060	$369,347	$3,550,033	$13,427,440

Geographically, revenues reported are based on the location of the Company’s customers as follows:

	2005	2004

Europe	$4,939,931	$4,332,392
United States	2,907,793	2,872,860
Canada	2,914,744	1,427,288
Australia/New Zealand	2,593,635	4,818,763
Other	71,337	—

Total	$13,427,440	$13,451,303

Approximately 40% of revenue for the year ended November 30, 2005 (2004 — 58%) is derived from the three largest customers at 22%, 10% and 8%, respectively (2004 — 26%, 24%, 8%).
The three largest customers for 2005 were the Royal Navy of the United Kingdom, Royal Australian Navy and the Canadian Navy. The three largest customers for 2004 were the Royal Australian Navy, the Royal Navy of the United Kingdom and the U.S. Coast Guard.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP

Geographically, plant and equipment are reported based on location.	2005	2004

Canada	$954,418	$938,102
United States	60,639	—

	$1,015,057	$938,102

18	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars, Australian dollars and Euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in US dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2005, the Company had foreign exchange forward contracts maturing in the following year to sell US$nil (2004 – US$851,196), Australian $nil (2004 – Australian $3,678,061), and €nil (2004 – €383,310).

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2005. The fair value of the above derivative financial instruments was an unrecorded liability of $nil at November 30, 2005 (2004 – $42,303).

19	Supplemental cash flow information

	2005	2004

Cash paid during the year for interest	$28,453	$2,045

Cash paid during the year for income taxes	$5,751	$12,916

20	Reconciliation of generally accepted accounting principles
The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:
(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, the Company accounts for stock based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
(b) Under Canadian GAAP, there is not a requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $668,785 and $4,796,649, respectively on the issuance of Class B preference shares Series 1 and 2, respectively as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $424,111 and $524,283, respectively to deficit for the year ended November 30, 2005.
(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company did not have a foreign exchange gain or loss amounts for the year ended November 30, 2005, under U.S. GAAP which has not been recorded under Canadian GAAP.
(d) Under Canadian GAAP, the Company was not required to record stock based compensation for options granted to third parties prior to December 1, 2001. Under U.S. GAAP, the Company is required to record stock based compensation for options granted to third parties based on the fair value method as required by SFAS 123 retroactive for all prior periods. As a result, these stock based compensation transactions result in differences when compared to the same balances as previously reported under Canadian GAAP.
(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2004 - 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $30,362.
(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $11,975 which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
(g) If Canadian GAAP were followed:
i) the effect on the Consolidated Statements of Earnings would be:

	For the year ended November 30,
	2005	2004
Earnings (loss) for the period, U.S. GAAP	$(3,411,194)	$248,017
Adjustment for stock based compensation (a),(d)	(1,014,117)	(133,276)
Adjustment for loss on derivative (c)	—	—

Earnings (loss) for the period, Canadian GAAP	$(4,425,311)	$114,741
Basic earnings (loss) per common share, Canadian GAAP	$(0.16)	$0.00
Diluted earnings (loss) per common share, Canadian GAAP	$(0.16)	$0.00
Weighted average number of common shares — basic, Canadian GAAP	27,989,832	27,230,561
Weighted average number of common shares – diluted, Canadian GAAP	27,989,832	29,856,412
ii) Balance Sheet items which would differ under Canadian GAAP are as follows:

	November 30,	November 30,
	2005	2004

Common shares (d)	$21,811,286	$19,026,125
Class A preference shares – Series A (e)	—	—
Class B preference shares – Series 1 (b)	—	1,926,157
Class B preference shares – Series 2 (b)	10,912,177	—
Warrants (b)	5,207,039	661,575
Additional paid in capital (a), (d)	299,929	214,492
Accumulated Deficit (a), (b), (c), (d)	(18,481,837)	(12,193,838)
Cumulative translation adjustment (f)	27,506	—
(h) Pro forma information – Stock based compensation
The following pro forma financial information as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, presents the earnings had the Company recognized stock-based compensation using a fair value method for all stock awards granted, modified or settled prior to December 1, 2003:

	For the year ended November 30,
	2005	2004

Earnings (loss) for the period, Canadian GAAP	$(4,425,311)	$114,741
Add: Stock-based compensation cost	1,300,800	171,442
Less: Pro forma stock-based compensation cost	(1,319,700)	(196,642)

Pro forma income (loss)	(4,444,211)	89,541

Pro forma basic earnings (loss) per share	(0.16)	0.00
Pro forma diluted earnings (loss) per share	(0.16)	0.00

Weighted average number of common shares – basic	27,989,832	27,230,561
Weighted average number of common shares – diluted	27,989,832	29,856,412

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
The fair value of the stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2005		2004

Risk-free interest rate	3.0%		2.2%
Volatility	54%		58%
Estimated average option lives	4.2	years	3.0	years
Dividend yield	0.0%		0.0%
21	Other Information
The following presents the conversion of the Company’s comparative financial information from Canadian GAAP to U.S. GAAP and presents a comparison for amounts which differ between Canadian GAAP and U.S. GAAP:
a) Balance sheet at November 30, 2004:

	As previously	As currently
	reported under	reported under
	Canadian GAAP	US GAAP

Shareholders’ equity
Capital stock
Issued and outstanding
30,262 Class A preference shares – Series A	—	30,262
57,711 Class B preference shares – Series 1	$1,926,157	$2,163,621
27,488,074 common shares	19,026,125	20,047,731

	$20,952,282	$22,241,614
Additional paid in capital	$214,492	$928,169
Accumulated deficit	$(12,193,838)	$(14,196,847)
b) Statement of Earnings and Accumulated Deficit for the year ended November 30, 2004

	For the year ended November 30, 2004
	As previously	As currently
	reported under	reported under
	Canadian GAAP	U.S. GAAP

Accumulated deficit – beginning of year	$(12,043,580)	$(14,046,108)

Class B preference share dividend paid	$(264,999)	$(264,999)
Class B preference share dividend accreted	$—	$(133,757)

Accumulated deficit – end of year	$(12,193,838)	$(14,196,847)

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2005 and 2004 (expressed in Canadian dollars)	U.S. GAAP
22	Subsequent events
On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI”), a United States defence contracting company. CHI has multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. Under the terms of the agreement, the Company paid approximately $10.4 million (approximately US$9.0 million) for 100% of the outstanding shares of CHI, of which approximately $9.3 million (approximately US$8.1 million) was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company.

Form 52-109F1 — Certification of Annual Filings
I, Ken Kirkpatrick, President and Chief Executive Officer, Offshore Systems International Ltd., certify that:
1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd, (the issuer) for the period ending November 30, 2005;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that as materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: February 23, 2006

/s/ Ken Kirkpatrick
Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109F1 — Certification of Annual Filings
I, John T. Sentjens, Vice President Finance, Offshore Systems International Ltd., certify that:
1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd, (the issuer) for the period ending November 30, 2005;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that as materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: February 23, 2006

/s/ John T. Sentjens
John T. Sentjens
Vice President Finance

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the year ended November 30, 2005
Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osil.com

MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of Offshore Systems International Ltd. (“OSI”) for the fiscal year and fourth quarter ended November 30, 2005 in comparison with those for the fiscal year and fourth quarter ended November 30, 2004. The following discussion should be read in conjunction with our audited annual consolidated financial statements for the year ended November 30, 2005 prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”).
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. All references in this report to financial information concerning OSI are in accordance with U.S. GAAP and all dollar amounts are in Canadian dollars unless otherwise indicated. A reconciliation of our results to Canadian generally accepted accounting principles (“Canadian GAAP”) is provided in note 21 of the notes to the consolidated financial statements.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
Additional information relating to OSI, including our Annual Information Form, is filed on SEDAR at www.sedar.com.
This management’s discussion and analysis is dated February 20, 2006.
OVERVIEW
Founded in 1977 and headquartered in North Vancouver, British Columbia, Canada, OSI designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications.
We are the market leader in military navigation systems. Our principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course, and speed, against a background of fixed obstacles and other navigational hazards. We have developed a strong market position in military navigation, and the ECPINS systems have been deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy. For the fiscal year ended November 30, 2005, we have also delivered software and system products to the Portuguese Navy, the Royal New Zealand Navy, the Royal Norwegian Navy, commercial shipping fleets serving the Great Lakes region of North America, and Teekay Shipping Corporation, the leading provider of international commercial tanker transportation services.
In 2002, we expanded our business scope beyond the production of electronic navigation charts to include production of land-based mapping products through a subsidiary named OSI Geomatics. In April 2005, we completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for $1,347,382. Mapcon Mapping is a land mapping company in the U.S. digital map production market. Subsequent to the acquisition, Mapcon Mapping and OSI Geomatics, Inc. were amalgamated to form Mapcon Mapping Inc. (“Mapcon”).
In February 2003, we announced the launch of a new product, Common Operational Picture — Image Display Server (COP-IDS®), a client server application that allows customers to integrate our mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS facilitates the integration of information from multiple geospatial sources — such as land maps, nautical charts, aerial and space photo imagery, and special military information — into a single fused display. COP-IDS is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field and allows our customers to share data across command and control systems, regardless of which applications are in use.
To capitalize on the potential of the Common Operational Picture product line, we added a new line of business — OSI Applications starting in fiscal 2004. OSI Applications develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. In fiscal 2005 we launched two new Common Operational Picture products: Common Operational Picture — Tactical Display Server (COP-TDS™) and Common Operational Picture — Web Display Server (COP-WDS™). The Common Operational Picture product line is a command and control application that addresses the needs of not only the Navy but also Army, Air Force, Special Forces and joint forces operations.
We employ a common distribution strategy for all of our markets which relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships, and distributorships to obtain major orders from both new and existing customers. This strategy has resulted in the Company leading the industry with the most ships under contract to become the supplier to eight NATO and allied fleets.
Our long-term goal is to become the leading provider of software and systems for enhancing situational awareness in command, control, and intelligence applications. We plan to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies. In addition, we are pursuing strategic alliances, investments, and acquisitions that are complimentary to our existing lines of business.
In April 2005, we completed a private placement in the aggregate amount of $19,500,195 through the sale of 19,500 units, with each unit comprised of 20 voting class B preference shares series 2 (“Preference Shares”) and 588 share purchase warrants. The issue price was $1,000.01 per unit. Compensation in consideration of the provision of advisory services totalling $815,908 and an additional 350,000 warrants was paid in connection with this private placement to E. Brinton Coxe, a director of the Company. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate changes between the U.S. dollar and Canadian dollar. Finder’s fees of $1,001,362 and an additional 579,064 warrants were paid to the investment bankers, C.E. Unterberg, Towbin. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. During fiscal 2005, we declared and paid $840,781 of dividends on the Preference Shares. Each Preference Share is convertible at the option of the holder at any time into

58.8235 of our common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each warrant entitles the holder to purchase one of our common shares at the exercise price of $0.85 for a period of five years.
The proceeds of the private placement financing were used to pursue acquisitions, to increase available cash for operations, and to repurchase 57,711 issued and outstanding class B preference shares series 1 held by two institutional investors at a cost of $2,885,550.
During fiscal 2005, seven of the holders of the Preference Shares converted 48,760 preference shares into 2,868,235 common shares which is equivalent to 9.4% of our outstanding common shares as at November 30, 2005. In the fourth quarter of 2005, 27,400 Preference Shares were converted into 1,711,765 common shares which is equivalent to 5.3% of our outstanding common shares as at November 30, 2005.
Subsequent to our fiscal year on December 14, 2005, we finalized the agreement for the acquisition of CHI Systems Inc. (“CHI”), a United States defense contracting company. The acquisition is expected to approximately double our revenue and employee base. CHI Systems has multiple offices in the United States, is a supplier of technology and services to all of the U.S. military services and key defense prime contractors.
The Company’s current corporate structure as at February 20, 2006 is presented in the chart below.

Note: (1) Originally incorporated in Yukon Territory and continued into B.C. in 2005.
Beginning in fiscal 2006, we intend to change our financial reporting segments in order to reflect changes in management’s analysis of our business following the addition of CHI Systems and Mapcon. We will report marine systems, land and air systems, and mapping as our consolidated revenue categories and our reportable segments will be the Company’s subsidiaries, namely Offshore Systems Ltd., CHI Systems Inc., and Mapcon Mapping.
On February 27, 2006 we expect to file on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.

SELECTED ANNUAL INFORMATION
Operations:

Years ended November 30	2005	2004	2003

Revenue	$13,427,440	$13,451,303	$11,520,793
Gross profit	6,495,019	7,781,979	6,361,725
Gross margin	48.4%	57.9%	55.2%

Net earnings (loss)	$(3,411,194)	$248,017	$352,016

Net earnings (loss) attributable to common shareholders	$(10,249,981)	$(58,873)	$(565,826)

Basic earnings (loss) per share	$(0.37)	$0.00	$(0.02)

Diluted earning (loss) per share	$(0.37)	$(0.01)	$(0.02)

Weighted average common shares outstanding — basic	27,989,832	27,230,561	25,977,123

Weighted average common shares outstanding — diluted	27,989,832	29,856,412	27,142,492

Financial Position:

November 30	2005	2004	2003

Cash	$9,599,801	$251,037	$3,837,555
Working capital(1)	17,986,910	8,287,798	8,071,926
Current assets	22,721,598	10,964,025	10,377,836
Total assets	24,950,581	12,310,738	11,728,257
Current liabilities	4,734,688	2,676,227	2,305,910
Long-term liabilities	409,606	—	187,384
Total liabilities	5,144,294	2,676,227	2,493,294
Shareholders’ equity	19,806,287	9,634,511	9,234,963

Dividends declared per share
Common shares	$—	$—	$—
Class A preference shares	$—	$—	$—
Class B preference shares — series 1	$2.76	$3.00	$2.37
Class B preference shares — series 2	$4.02	$—	$—

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
Our annual and quarterly results are primarily influenced by the level, timing, and duration of customer orders and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The revenue for fiscal 2005 was stable as compared to fiscal 2004. The majority of our revenue was derived through contracts with existing customers. Our revenue is influenced by the timing of new contracts that are awarded, the delivery schedules of existing contracts, and our continuing difficulties in penetrating the U.S. defense markets for our products and services. We are addressing these issues by acquiring Mapcon Mapping of Salt Lake City, Utah and CHI Systems of Philadelphia, Pennsylvania, a U.S. defense contracting company. We completed a private placement of preference shares and warrants of $19.5 million in April 2005 — approximately $14.2 million of the proceeds was used to acquire the previously mentioned companies. We expect the Mapcon Mapping acquisition to increase our mapping revenue in the U.S. market and the acquisition of CHI Systems to provide us access to the U.S defense market.

The increase in revenue for fiscal 2004 over fiscal 2003 was the result of contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded late 2003 and early 2004. We were not awarded contracts of this magnitude in fiscal 2005.
Fluctuations in gross profit are influenced by the proportion of third-party systems or labor or both required for a project, and a high proportion of these factors can result in increased cost of sales. Certain contracts awarded may require the inclusion of third-party systems or labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of software, geomatics, and systems and systems components in any given period may impact the gross profit for the period.
The lower gross profit percentage for fiscal 2005 as compared to fiscal 2004 is the result of higher software sales in 2004 when compared to 2005. Software revenue generates more favorable margins than our other revenue streams. A significant change in our revenue mix occurred during the last fiscal quarter of 2003 and the six months ended May 31, 2004. Revenues during this period shifted to software from systems and system components and resulted in the Company reporting higher gross profit percentage. The revenue shift was the result of a change in the nature of contracts we entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004. These contracts required the Company to deliver off-the-shelf or customized versions of ECPINS software.
RESULTS OF OPERATIONS
Overall Performance

		% of		% of
		total		total
Years ended November 30	2005	revenue	2004	revenue	2005 to 2004

Earnings (loss) before income taxes	$(2,379,534)	(17.7)	$289,975	2.2	(2,669,509)

Net earnings (loss)	$(3,411,194)	(25.5)	$248,017	1.9	(3,659,211)

Net earnings (loss) attributable to common shareholders	$(10,249,981)	—	$(58,873)	—	(10,191,108)

Earnings (loss) per share:
Basic	$(0.37)	—	$0.00	—	(0.37)

Diluted	$(0.37)	—	$(0.01)	—	(0.36)

The net loss reported in fiscal 2005 was largely driven by lower — than expected revenues resulting from the timing of new contracts awarded, the delivery schedules of existing contracts, and lower gross profit driven by the mix of contracts executed in the year. We also experienced increased regulatory compliance costs and approximately $790,000 in one-time expenses related to non-reoccurring expenditures of professional fees for capital advisory services, third-party stock-based compensation, and employee severance costs. The net loss attributable to common shareholders and loss per share for fiscal 2005 include non-cash charges totaling $4.8 million related to the one-time accretion of a beneficial conversion feature on the class B preferred shares series 2 issued in financing completed in April 2005.
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2005, total backlog was $20.4 million compared to $21.1 million at November 30, 2004.

Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2005 was at $11.7 million compared to $8.4 million at November 30, 2004.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2005 was at $8.7 million compared to $12.7 million at November 30, 2004.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts award can significantly impact our total backlog position and revenue. Historically, major contracts awarded to the Company have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
Years ended November 30	2005	revenue	2004	revenue	2005 to 2004

Systems and system components	$5,665,590	42.2	$4,328,740	35.8	1,336,850
Software	3,898,423	29.0	5,576,540	28.9	(1,678,117)
Geomatics	3,535,907	26.4	2,979,728	26.6	556,179
Other	327,520	2.4	566,295	8.7	(238,775)

	$13,427,440	100.0	$13,451,303	100.0	(23,863)

Our core revenue stream is derived from four sources: software; systems and system components; geomatics; and other which includes system repairs and servicing, training and consulting. Our principal developed and manufactured product, the ECPINS, delivers the majority of the revenue. We also derive revenue from the delivery of the ECPINS software component of our system product. Combined, ECPINS systems and software delivered 70.6% and 76.1% in fiscal 2005 and fiscal 2004, respectively.
Our annual results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in fiscal 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 40% of the consolidated revenue. In fiscal 2004, the main customers for our products and services, accounting for 75% of the consolidated revenue, were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the U.S. Coast Guard, and the Royal Australian Navy through Nautronix.

Revenue by Segment

		% of		% of
		total		total
Years ended November 30	2005	revenue	2004	revenue	2005 to 2004

Navigation Systems	$9,508,060	70.8	$10,232,671	76.1	(724,611)
Applications	369,347	2.8	191,279	1.4	178,068
Mapcon	3,550,033	26.4	3,027,353	22.5	522,680

	$13,427,440	100.0	$13,451,303	100.0	(23,863)

Revenue from the Navigation Systems business unit for fiscal 2005 decreased 7.1% due to the timing of new contracts awarded and the delivery schedules of existing contracts. In addition, we realized higher software sales in fiscal 2004 when compared to the current year.
Revenue from the Applications business unit increased 93.1% in fiscal 2005. The Applications business unit commenced operations in fiscal 2004 and develops software applications and tools to military forces, government agencies, and systems integrators to enable improved situational awareness. The sales cycle with government customers for Applications products can be upwards of three years. In 2005, we added to our image display server product, a new server for the display of track, target and tactical information, such as mission and operational data, for command and control systems.
Revenue from the Mapcon business unit increased 17.3% in fiscal 2005. The increase is primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of Mapcon Mapping, a U.S. land mapping company based in Salt Lake City, Utah. Subsequent to the acquisition, Mapcon Mapping became part of amalgamated Mapcon Mapping Inc.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

Years ended November 30	2005	2004	2005 to 2004

Gross profit	$6,495,019	$7,781,979	(1,286,960)
Gross profit percentage	48.4%	57.9%	(9.5)%

Gross profit decreased by 16.5% in fiscal 2005 compared to fiscal 2004 while the gross profit percentage was 9.5% lower year-over-year. The reduced gross profit and gross profit percentage compared to the prior year is due to lower software sales realized in fiscal 2005.
Gross Profit by Segment

Years ended November 30	2005	2004	2005 to 2004

Gross profit:
Navigation Systems	$4,923,550	$6,561,870	(1,638,320)
Applications	357,290	171,518	185,772
Mapcon	1,214,179	1,048,591	165,588

	$6,495,019	$7,781,979	(1,286,960)

Gross profit percentage:
Navigation Systems	51.8%	64.1%	(12.3)%
Applications	96.7%	89.7%	7.0%
Mapcon	34.2%	34.6%	(0.4)%

	48.4%	57.9%	(9.5)%

Gross profit from the Navigation Systems business unit decreased 25.0% and gross profit percentage was 1,230 basis points lower year over year. The decreases are the result of lower revenues in the Navigation Systems business in fiscal 2005 and a reduction in our high margin software revenue compared to fiscal 2004.
Gross profit from the Applications business unit increased 108.3% in fiscal 2005 compared to fiscal 2004. Gross profit percentage in fiscal 2005 increased 700 basis points reflecting a favorable contract mix that included more software contracts than systems contracts.
Gross profit from the Mapcon business unit in fiscal 2005 increased 15.8% compared to the previous year. The increase is the result of our successful entrance into the U.S. geomatics market through the acquisition of Mapcon Mapping. Gross profit percentage decreased 40 basis points year over year consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
Years ended November 30	2005	revenue	2004	revenue	2005 to 2004

General and administrative	$4,763,190	35.4	$3,330,119	24.8	1,433,071
Research and development	2,023,180	15.0	2,104,806	15.6	(81,626)
Sales and marketing	2,864,282	21.3	3,106,359	23.5	(242,077)
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses, and other income. G&A increased by 43.0% for fiscal 2005 compared to the previous year. As a percentage of revenue, G&A was 10.6% higher year over year as a result of increased salaries and internal re-alignment of sales staff to G&A activities, professional fees, directors’ fees, and directors and officers insurance. We anticipate that as a result of recently introduced reporting regulations in Canada and the U.S., we will continue to experience increases in expenses primarily relating to professional fees and higher infrastructure costs to meet the increased reporting obligations. Also, approximately $790,000 of G&A costs in the fourth quarter related to one-time expenditures of professional fees for capital advisory services, third-party stock-based compensation, and employee severance costs.
Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development costs in the period incurred.
We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards. R&D costs decreased by 3.9% in fiscal 2005, compared to the previous year. The decrease is largely the result of approximately $410,000 in engineering labor costs charged to cost of sales from R&D for fiscal 2005 compared to approximately $180,000 for fiscal 2004, an increase of approximately $230,000. These engineering labor costs are to support specific customer orders. This decrease was offset by increases in the number of engineering staff.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services. S&M expenses decreased by 7.8%, in fiscal 2005 compared to the previous year. The reduction in S&M expenses is primarily due to a decrease of approximately $121,000 in travel costs because of more efficient travel planning, a decrease of approximately $80,000 in expenses relating to the internal re-alignment of sales staff to G&A activities to support corporate and operations initiatives, and a decrease of approximately $80,000 in sales commissions as the result of lower sales achievements for the year. We believe our current level of S&M staff continue to allow us to pursue business development activities relating to our expansion efforts into the U.S., European, and Australasian markets. This expansion effort targets new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, OSI has established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

Years ended November 30	2005	2004	2005 to 2004

Depreciation and amortization	$300,286	$231,033	69,253
Total depreciation and amortization increased 30.0% in fiscal 2005 reflecting the acquisitions in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to the acquisition of Mapcon Mapping compared to the prior year. For the years ended November 30, 2005 and 2004, additional depreciation of $192,893 and $131,531, respectively, was included in cost of sales for equipment used in revenue generating activities.
Interest expense

Years ended November 30	2005	2004	2005 to 2004

Interest expense	$28,537	$2,045	26,492
Interest expense increased in fiscal 2005 as the result of the Company having utilized a portion of our operating line credit facility of $2,000,000 during the year ended November 30, 2005. We did not utilize our operating line credit facility during fiscal 2004.
Interest income

Years ended November 30	2005	2004	2005 to 2004

Interest income	$187,751	$27,707	160,044
Interest income increased in fiscal 2005 as the result of the Company having excess cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems Inc. on December 14, 2005.
Foreign Exchange

Years ended November 30	2005	2004	2005 to 2004

Foreign exchange loss	$122,310	$38,338	86,114
Foreign exchange loss increased as a result of exchange rate movements of the Australian dollar and our U.S. dollar exposure during the year ended November 30, 2005 when compared to the year ended November 30, 2004.
Technology Partnerships Canada

Years ended November 30	2005	2004	2005 to 2004

Royalty	$298,289	$124,425	173,864
Contribution	(1,337,770)	(1,471,414)	133,644

In November 1999, we announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted us financial assistance to fund research and development activities to March 31, 2003. As at November 30, 2003, we had received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd. To November 30, 2005, we had paid royalties of $1,241,154 and accrued for future payment of an additional $426,573. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.
In April 2004, TPC announced an agreement whereby TPC granted us financial assistance to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at November 30, 2005, we had claimed for $2,937,468 of eligible assistance under the TPC program which includes a receivable of $729,909. We will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd., commencing in January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for the year ended November 30, 2005.
We are required to pay a royalty of 3% on annual gross revenue for the Navigation Systems and Applications business units for the period December 1, 1999 to November 30, 2008. Royalty expense increased $173,864 for the year ended November 30, 2005 compared to the previous year as a result of an increase in revenues subject to the TPC royalty charge.
We receive a contribution from TPC based on qualifying activities and expenditures incurred. During the years ended November 30, 2005 and 2004, we received or will receive the amounts noted above.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, we were subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $128,284 which is recognized in the current fiscal year as a reduction in TPC contributions. The royalty audit is currently in process. We have no reason to believe that the audit will have a material impact on the Company’s financial results.
Income Taxes

Years ended November 30	2005	2004	2005 to 2004

Deferred income tax expense (recovery)	$858,407	$(479,446)	1,337,853
Current income tax expense	173,253	521,404	(348,151)

	1,031,660	41,958	989,702

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2005, we estimate that we will not have sufficient taxable earnings in future periods from the Navigation Systems and Mapcon business units to utilize a portion of our $5,084,445 Canadian non-capital losses carried forward and other tax balances. As a result of this assessment, we have recognized deferred tax expense in fiscal 2005 compared to deferred tax recovery in the previous year. In accordance with U.S. GAAP, we provided a valuation allowance against the total deferred tax asset as it is not considered “more likely than not” that the remaining deferred tax asset will be recovered. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.

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LIQUIDITY AND CAPITAL RESOURCES

Years ended November 30	2005	2004	2005 to 2004

Cash	$9,599,801	$251,037	9,348,764
Current assets	22,721,598	10,964,025	11,757,573
Current liabilities	4,734,688	2,676,227	2,058,461
Working capital (1)	17,986,910	8,287,798	9,699,112

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with line of credit borrowings of $2,000,000 available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve for the remainder of the year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At November 30, 2005, our current assets and working capital increased primarily due to the cash received from the private placement issuance of Class B preference shares series 2 offset by the cash used to support the operating activities in fiscal 2005 and the acquisition of Mapcon Mapping.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2005, we had no borrowings against our Canadian or U.S. dollar operating line. We have an operating line of $2,000,000 available with a Canadian chartered bank collateralized by accounts receivable. During fiscal 2005, we utilized the facility which increased interest expense for the year. There were no borrowings in the year ended November 30, 2004. We have issued a standby letter of credit totalling Australian $283,886. We have utilized the standby letter of credit to support certain performance obligations to our customers. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

Years ended November 30	2005	2004	2005 to 2004

Cash flows from (used in):
Operating activities	$(2,147,837)	$(3,427,593)	1,279,756
Investing activities	(1,777,475)	(358,856)	(1,419,619)
Financing activities	13,268,780	199,931	13,068,849
Cash flows used in operating activities for the year ended November 30, 2005, were the result of the loss for the year and increases in accounts receivable, inventory, and prepaid expenses offset by operating items of amortization, stock-based compensation, and future income taxes not requiring cash and increases in accounts payable, accrued liabilities, and deferred revenue. Cash flows used in operating activities for the year ended November 30, 2004 were the result of increased accounts receivable.
Cash flows used in investing activities for the year ended November 30, 2005 were reflective of the acquisition of Mapcon Mapping, the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, and the restriction in usage of $221,264 in cash. Cash flows used in investing activities for the year ended November 30, 2004 were the result of acquisitions of plant, equipment and intangibles.
Cash flows provided by financing activities for the year ended November 30, 2005 were the result of the private placement of Class B preference shares series 2 and warrants, net of issue costs, offset by the repurchase of Class B preference shares series 1 and Class B preference shares dividends declared and paid. Cash flows provided by financing activities for the year ended November 30, 2004 were the net result of common shares issued offset by Class B preference share dividends declared and paid.
As a result of the above mentioned changes and a $5,296 foreign exchange impact, cash increased by $9,348,764 for the year ended November 30, 2005 compared to a decrease of $3,586,518 for the year ended November 30, 2004.
As at November 30, 2005, we estimate that a US$0.01 increase (or decrease) in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,000. As at November 30, 2005, we estimate that an Australian $0.01 increase (or decrease) in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $8,600. As at November 30, 2005, we estimate that an euro 0.01 increase (or decrease) in the exchange rate of the euro relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $7,900. As at November 30, 2005, we estimate that an Danish kroner 0.01 increase (or decrease) in the exchange rate of the Danish kroner relative to the Canadian dollar would have an annualized impact of reducing (or increasing) earnings before income taxes by approximately $1,300.
In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and euro to Canadian dollar exchange rate fluctuations, we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and euro transactions. At November 30, 2005, we did not utilize the forward exchange contract facility.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
Contractual Obligations

	Payments due by period
		Less
		than 1	1 to 3	4 to 5	After 5
	Total	year	years	years	years

Facility leases	$649,024	$307,747	$273,221	$51,042	$17,014
Equipment leases	35,699	16,680	16,107	1,456	—

Total contractual obligations	$684,723	$324,426	$289,328	$52,498	$17,014

Off-Balance Sheet Arrangements
Guarantees
We have issued a standby letter of credit totaling Australian $283,886. The standby letter of credit is repayable on demand after certain conditions have been met. We utilize standby letters of credit to support certain performance obligations to our customers.
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
The Company’s TPC program was subject to an audit by government authorities. See discussion under the section “Technology Partnerships Canada”.
Transactions with Related Parties
During fiscal 2004, we did not enter into any transactions with our management, members of our Board of Directors or major shareholders. In the second quarter of 2005, E. Brinton Coxe, a member of our Board of Directors, became a related party by virtue of the fact that we have paid him compensation of $815,908 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed on April 8, 2005. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $145,940 for professional services provided during the year and to be provided to April 2006. For the year ended November 30, 2005, $116,447 was charged to expenses.
On April 8, 2005, Gerald J. Shields was elected to the Company’s Board of Directors. Mr. Shields provides legal services to the Company through two law firms in which he has an interest (Mr. Shields having moved from his former firm to his current firm in July 2005). During fiscal 2004, fees billed to the Company by this firm were under $60,000. The fees billed to the Company by Mr. Shields’ former and current firms were $199,196 for fiscal 2005.
Proposed Transactions
OSI announced on July 11, 2005 that we had signed a non-binding letter of intent to acquire the shares of CHI Systems, a U.S. defense contracting company. The acquisition is expected to approximately double our revenue and employee base. CHI Systems, with multiple offices in the United States, is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. This transaction was completed on December 14, 2005. On February 27, 2006 we expect to file on SEDAR and EDGAR the Business Acquisition Report for the CHI Systems acquisition.
The Company is not engaged in any other proposed transactions.

REVIEW OF THE FOURTH QUARTER ENDING NOVEMBER 30, 2005

		% of total		% of total
Three months ended November 30	2005	revenue	2004	revenue

Revenue
Systems and system components	$3,512,294	57.7%	$1,927,201	52.2%
Software	1,206,140	19.8%	906,701	24.5%
Geomatics	1,292,711	21.2%	754,829	20.4%
Other	79,717	1.3%	107,406	2.9%

	6,090,862	100.0%	3,696,137	100.0%
Cost of sales	2,961,569	48.6%	1,727,488	46.7%

Gross profit	3,129,293	51.4%	1,968,649	53.3%
Expenses
General and administrative	1,631,595	26.8%	837,021	22.5%
Research and development	740,462	12.1%	496,207	13.4%
Sales and marketing	941,093	15.4%	870,230	23.5%
Depreciation and amortization	70,619	1.2%	64,376	1.7%
Interest expense	3,184	0.1%	812	0.0%
Interest income	(74,343)	(1.2%)	(3,928)	(0.0%)
Foreign exchange loss (gain)	(67)	0.0%	6,647	0.2%
Technology Partnerships Canada royalty	136,845	2.2%	42,665	1.2%
Technology Partnerships Canada contribution	(238,205)	(3.9%)	(245,875)	(6.7%)

	3,211,183	52.7%	2,068,155	55.8%
Loss before income taxes	(81,890)	(1.3%)	(99,506)	(2.5%)
Income tax expense	972,950	16.0%	128,434	3.5%

Net loss	$(1,054,840)	(17.3%)	$(227,940)	(6.0%)

Net loss attributable to common shareholders	$(1,800,609)		$(304,663)	—

Loss per share
Basic	$(0.06)		$(0.01)	—

Diluted	$(0.10)		$(0.02)	—

Overall Performance

For the three months ended November 30, 2005, we reported a net loss of $1.1 million compared to a net loss of $227,940 million for the same quarter in 2004. The net loss attributable to common shareholders was $1.8 million or $0.10 per share (diluted) for the three months ended November 30, 2005 compared to a loss of $0.3 million or $0.01 per share (diluted) for the three months ended November 30, 2004.
Our results for the three months ended November 30, 2005 were largely driven by a sequential increase in revenue that resulted from the timing of new contracts awarded, the delivery schedules of existing contracts and the inclusion of revenue from Mapcon Mapping. Expense increases resulted from higher regulatory compliance costs, and approximately $790,000 in one-time costs of professional fees for capital advisory services, third-party stock-based compensation, and employee severance costs.
The analysis for the three months ended November 30, 2005 compared to the three months ended November 30, 2004 is substantially similar to the annual MD&A describing our year-over-year results and differs from the explanations as indicated below:
▪	The main customers for our products and services for the three months ended November 30, 2005, accounting for approximately 48% of the consolidated revenue, were the Canadian Navy,

the Royal Australian Navy through Nautronix, the Portuguese Navy through Sicom Sistemas De Comunicacoes Lda., and the Royal Danish Navy. For the three months ended November 30, 2004, the main customers for our products and services, accounting for approximately 60% of consolidated revenue, were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Portuguese Navy through through Sicom Sistemas De Comunicacoes Lda., and the Royal Australian Navy through Nautronix.
▪	Revenue from the Navigation Systems business unit for the three months ended November 30, 2005 increased by 60.5% which is attributable to recognition of revenue during the fourth quarter of fiscal 2005 on the contracts awarded by the Canadian Navy, Royal Australian Navy, Royal Danish Navy and Portuguese Navy.

▪	Revenue for the Applications business unit for the three months ended November 30, 2005 increased by 93.3% as the result of the order from Terma A/S of Denmark for Common Operational Picture product line licenses.

▪	Research and development costs increased by 49.2% for the three months ended November 30, 2005, compared to the three months ended November 30, 2004. The increase is largely the result of approximately $345,000 in engineering labor costs charged to cost of sales from R&D for the three months ended November 30, 2005 that did not incur for the same period in the prior year. These engineering labor costs are to support specific customer orders.

▪	Sales and marketing expenses increased by 8.1% for the three months ended November 30, 2005 compared to the three months ended November 30, 2004. The increase is consistent with our business development activities in the U.S., European, and Australasian markets period over period.

▪	The increase in depreciation and amortization of $6,243 reflects the plant and equipment acquisitions in the three months ended November 30, 2005 and the amortization of intangibles related to the acquisition of Mapcon Mapping. For the three months ended November 30, 2005 and 2004, additional depreciation of $74,199 and $40,709, respectively was included in cost of sales.

▪	We are required to pay a royalty to TPC of 3% on annual gross revenue for the Navigation Systems and Applications business units for the period December 1, 1999 to November 30, 2008. Royalty expense increased by $94,180 for the three months ended November 30, 2005 compared to the three months ended November 30, 2004. The increase is the result of more revenue subject to the TPC royalty charge.

SELECTED QUARTERLY DATA (UNAUDITED)

For the three months ended	November 30	August 31	May 31	February 28
	2005	2005	2005	2005

Revenue	$6,090,856	$3,195,036	$1,881,685	$2,259,863
Gross profit	3,129,293	1,763,266	370,351	1,232,108
Gross margin
Net earnings (loss)	(1,054,840)	(438,996)	(1,697,767)	(219,591)
Net earnings (loss) attributable to common shareholders	(1,800,609)	(1,316,207)	(6,880,135)	(253,030)
Earnings (loss) per share
Basic	(0.06)	(0.05)	(0.25)	(0.01)
Diluted	(0.10)	(0.10)	(0.25)	(0.01)

For the three months ended	November 30	August 31	May 31	February 29
	2004	2004	2004	2004

Revenue	$3,696,137	$2,951,571	$2,773,760	$4,029,760
Gross profit	1,968,649	1,469,554	1,775,003	2,568,773
Gross margin
Earnings (loss)	(227,940)	(455,922)	380,088	551,791
Net earnings (loss) attributable to common shareholders	(304,663)	(532,644)	303,366	475,069
Earnings (loss) per share
Basic	(0.01)	(0.02)	0.01	0.02
Diluted	(0.02)	(0.03)	(0.01)	0.00
CRITICAL ACCOUNTING POLICIES
Financial statement preparation requires that we use estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Our accounting policies are described in note 2 to our audited consolidated financial statements. The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
Revenue
We are required to estimate the costs to complete certain systems and mapping services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. We may need to adjust the estimated costs to complete for these projects, if the actual results differ from our estimates. If we anticipate that a contract or a contract segment will generate a loss, we estimate that loss and record the total expected loss on the contract or contract segment.
When revenues exceed amounts invoiced under a contract, the difference is recorded as unbilled revenue. We believe that unbilled revenue will be invoiced and collected. Deferred revenues are amounts that have been billed to the customer but have not been recognized in revenue. Unbilled revenue represents revenue recognized in accordance with our accounting policies and is not legally invoiced as at the balance sheet date.
Income Taxes
We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on our consolidated balance sheet. We recognize deferred income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.
Stock-based Compensation and Other Stock-based Payments
We have established three stock option plans under which stock options to purchase common shares may be granted to directors, officers, and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. We recognize compensation as stock options, which have been granted and vested to third parties under stock option plans with no cash settlement feature based on the fair value method. The fair value of the stock options is estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate, and expected average life. Direct awards of stock to employees and stock option and stock awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.
Accounts Receivable
We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness, and changes in customer payment terms when making estimates of the uncollectability of our accounts receivable. If we determine that the financial condition of any of our customers deteriorates, increases in the allowance may be made. We review the unbilled revenue balance on a regular basis to assess our fair market value and provide a reserve against any amounts that are impaired.
Inventory
Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labor applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. We assess the need for inventory write-downs based on our assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by us, an additional inventory write-down may be required.
CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP. We prepare a reconciliation highlighting the material differences between our audited annual consolidated financial statements prepared in accordance with U.S. GAAP compared to Canadian GAAP (see note 21 to the audited annual consolidated financial statements). Additional disclosure with respect to the effects of our election to report our consolidated financial statements in accordance with U.S. GAAP is provided in notes 1, 2, and 20 of the audited consolidated financial statements.
In December 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R – Share-Based Payment (“SFAS 123R”), a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or prospective recognition. Accordingly, from the date of adoption of the revised standard, we will be required to recognize compensation expense for all stock-based payments based on grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro-forma basis. The adoption of SFAS 123R will not have a material impact on the Company’s consolidated financial statements.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
We use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars, and euros. The purpose of our hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2005, we have not entered into any foreign exchange forward contracts.
Derivative financial instruments are utilized by the Company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. We formally document the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. We assess, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income or loss. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities, or firm commitments through income or loss, or recognized in other comprehensive income or loss until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income or loss. The requirement to record derivatives at their fair market value has not had a material impact on our financial statements.
DISCLOSURE OF OUTSTANDING SHARE DATA
As at January 31, 2006, we had 30,367,309 issued and outstanding common shares and 3,603,750 outstanding stock options. As at January 31, 2006, we also had 30,262 issued and outstanding class A preference shares and 341,240 issued and outstanding class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 20,072,941 common shares. Also at November 30, 2005, we had 13,788,365 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13,788,365 common shares.
RISKS AND UNCERTAINTIES
Certain statements made in this report constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, our financial condition, or results of operations.
We depend heavily on government contracts, which are only partially funded, subject to termination, heavily regulated, and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favor of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we cannot give assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any contract termination. As our revenues are dependent on the procurement, performance, and payment under these contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.
In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defense;

•	political developments domestically and abroad; and

•	increased protectionism.
The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.
We derive a significant amount of revenue from only a few customers. We depend on national and international governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.
Approximately 40% of our revenue for the year ended November 30, 2005 was from the Royal Navy of the United Kingdom, the Canadian Department of Defence and the Royal Australian Navy. For the year ended November 30, 2004 approximately 75% of our revenue was from the U.S. Coast Guard, the Royal Navy of the United Kingdom, and the Royal Australian Navy,. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.
Our product lines are not broadly diversified.
We derive and expect to derive a substantial majority of our revenue from navigational software, systems, and equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints, or other factors, we do not have other product categories that it could rely on to make up any shortfall in sales. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.
In the year ended November 30, 2005, approximately 78% of our revenues were from international customers, including governmental customers: 22% from the U.S. and 56% from other international countries. We have focused our expansion efforts for the future on the American, European and Australasian markets. As a result, we expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of dealing with foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls, and other trade restrictions; and

•	compliance with a variety of foreign laws.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.
Our revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is our reporting currency, the U.S. dollar, the Australian dollar, the Danish kroner and the euro.
Exposure to exchange rate fluctuations exists because a significant portion of our trade receivable and revenue transactions are in U.S. dollars, Australian dollars and euros. In addition, certain of our subcontract payables and direct cost transactions are in U.S. dollars. For the year ended November 30, 2005, approximately 24% of the Company’s revenue and 17% of our expenses were transacted in U.S. dollars. During the same period, approximately 9% of the Company’s revenue was transacted in Australian dollars, 5% in Danish kroner and 4% in euros. For the year ended November 30, 2004, approximately 25% of the Company’s revenues and 10% of our expenses were transacted in U.S. dollars. During the same period, approximately 11% and 5% of the Company’s revenues were transacted in Australian dollars and euros, respectively. We expect that U.S. dollar and Australian dollar sales will continue to account for a material portion of our revenues for the foreseeable future. As a result, exchange rate fluctuations may affect our revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar and Australian to Canadian dollar, we utilize our foreign exchange forward contract facility. As at November 30, 2005, we had not entered into any foreign exchange forward contracts.
We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.
We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. These international corporations often assist us with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. We do not have assurance that these third parties will:
•	remain in business;

•	maintain the financial stability required to fulfill the requirements of these international procurements; and

•	continue to consider our products in their business priorities.
There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.
We may lose sales, or sales may be delayed, because of the long sales and implementation cycles for our products and services.
Our customers have typically invested substantial time, money, and other resources and have many people involved in the decision to license our software products and purchase our hardware products and services. As a result, we may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy our products varies significantly from one customer to the next. Implementing our products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the our products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy our products, we cannot guarantee that our products will be deployed successfully.
As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Competition within our markets may reduce our ability to procure future contracts and sales.
The defense industry in which we operate is highly competitive. Our competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar and marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities. There can be no assurance that we can continue to compete effectively with these companies.
Our ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Our future success will depend on our ability to develop new technologies that achieve market acceptance.
The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:
•	identify emerging technological trends in our market;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.
We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations, and financial condition.

We do not have fixed-term employment agreements with our officers and key employees and the loss of any officer or key employee could seriously harm our business.
We have not entered into fixed-term employment agreements with our officers and key employees. Our success depends upon the abilities and experience of our officers and key employees. Competition for highly skilled management, engineering, technical, and other key employees is intense. The loss of officers and key employees could seriously disrupt our operations and impair our ability to compete.
We depend on foreign sub-contract labor in our mapping operations to maintain a competitive position in the mapping marketplace.
Our mapping operations are dependent upon labor resources located outside North America. While we enter into sub-contract agreements with these suppliers, it cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining our competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labor resources made available to the Company;

•	labor pool characteristics such as work ethic, education, skill level, and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our mapping operations in the future.
We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of the trademarks, copyrights, and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies.
Our operations depend on component availability and our key suppliers to manufacture and deliver our products and services.
Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet our needs, it may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.
The unpredictability of our results may harm or contribute to the volatility of the trading price of our common stock.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government and corporate spending patterns;

•	the timing of contract receipt and funding and resulting impact on our working capital position;

•	our ability and the ability of our key suppliers to respond to changes in customer orders;

•	the timing of our new product introductions and our competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability, and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.
We may pursue strategic relationships, investment, and acquisitions. We may not be able to successfully manage our operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments, or acquisitions of other businesses that offer complementary products. The risks that we may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third-party product with our products;

•	undiscovered software errors in the third-party product;

•	difficulties in selling the third-party product;

•	difficulties in providing satisfactory support for the third-party product;

•	potential infringement claims from the use of the third-party product; and

•	discontinuation of third-party product lines.
The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);

•	the substantial management time devoted to such activities;

•	the potential disruption of our ongoing business;

•	undisclosed liabilities;

•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and

•	technological uncertainty regarding the current and future functionality of the product.
We may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.
If our expenditures exceed our incoming cash flows, we may be required to raise additional capital. In addition, we may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to raise additional funds, if needed, on terms satisfactory to us. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

Our business could be adversely affected if it fails to manage our growth effectively.
If we fail to manage our growth effectively, our business and operating results could be adversely affected. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems, and procedures;

•	add and integrate new senior management personnel;

•	improve our licensing models and procedures;

•	hire, train, and retain qualified employees;

•	maintain sufficient working capital;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in our internal networking infrastructure and facilities.
We have committed funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, it may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.
Third parties may claim that we infringe their proprietary rights.
We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark, and copyright infringement claims. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require it to stop selling or delay shipping, or cause the redesign of our product or products. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of our customers.
We license and use software from third parties in our business. These third-party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third-party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.
We may not be able to protect our proprietary information.
We rely on a combination of copyright, trademark, and trade secret laws; confidentiality procedures; contractual provisions; and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.
Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. Customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.
Our products depend on third-party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.
Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business;

•	support our product lines;

•	maintain viable and functional product lines; and

•	make their product lines available to the Company on commercially acceptable terms.
Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows, and financial condition.

Our products may not be compatible with various operating systems and therefore we may not be able to sell our products to potential customers.

Our products are used in combination with various operating systems. Our future success depends on our ability to continue to support widely-used operating systems. Our applications run on Microsoft operating systems. Therefore, our ability to increase sales depends on the continued acceptance of Microsoft operating system products. If we are unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, our business and operating results could be adversely affected.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
	Title:	President & CEO

Date: February 24, 2006